UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT

Avid Technology, Inc.
(Exact Name of Registrant as Specified in Charter)
Delaware	1-36254	04-2977748
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)
75 Network Drive Burlington, MA		01803
(Address of Principal Executive Offices)		(Zip Code)
Kenneth Gayron		(978) 640-6789
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report, and Item 1.02 Exhibit
A copy of Avid Technology, Inc.'s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://ir.avid.com/financial-information/sec-filings.
Section 2 - Exhibits
Item 2.01 Exhibits
List below the following exhibit filed as part of this report.
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVID TECHNOLOGY, INC.
(Registrant)

Date: May 31, 2019	By: /s/ Kenneth Gayron Name: Kenneth Gayron Title: Executive Vice President and CFO